

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Wouter Latour
Chief Executive Officer
Vaxart, Inc.
290 Utah Ave, Ste. 200
South San Francisco, CA 94080

      Re: Vaxart, Inc.
          Registration Statement on Form S-1
          Filed September 11, 2019
          File No. 333-233717

Dear Dr. Latour:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: John T. McKenna, Esq.